Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

December 14, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jerard T. Gibson, Esq.

Re:	Preferred Apartment Communities, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed on December 14, 2010
File No. 333-168407

Dear Mr. Gibson:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 1, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on July 30, 2010 (No. 333-168407) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 4, 2010 and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on November 17, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  Amendment No. 3 has been filed by the Company today.  We will provide under separate cover certain items requested in the Comment Letter.  In addition, please be advised that the underwriter will be submitting to the Commission its acceleration request letter dated December 14, 2010, requesting acceleration on December 16, 2010 or as soon as practicable thereafter.

Finally, please note that because the underwriters were not able to maintain the interest of certain investors in the offering, the figures in the Registration Statement and the pro forma financial information have been revised to reflect a reduced offering of $45 million, $5 million of which will be sold through the Company’s directed share program to Williams Realty Fund I, LLC, an affiliate of the Company’s sponsor, John A. Williams.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 3.  All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

December 14, 2010

General

1.	We have referred your response to comment 2 in our letter dated November 1, 2010 to the Division of Investment Management, which may have further comments.

We advise the Staff that we have confirmed with Rochelle Plesset of the Division of Investment Management that, as of November 9, 2010, she had no further comments to our disclosure.

2.
We note that you have agreed to issue a warrant to purchase shares of your common stock to International Assets Advisory, LLC for services rendered on your behalf in connection with the offering, and that the sale of the warrant and the underlying common shares will not be registered under the 1933 Act.  Please explain to us why this transaction should not be integrated with your public offering.

In Securities Act Release No. 8288, the Staff recognized, and in Question 139.25 of the Compliance and Disclosure Interpretation, it was acknowledged, that private placements of securities are permissable following the filing of a registration statement for an initial public offering without regard to the Rule 502(a) five factor integration analysis. Instead, the determination should be based on a consideration of whether the investors in a private placement were solicited by a registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As an example, the Staff stated that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, then the private placement could be conducted after the filing of the registration statement.

The following factors demonstrate that the private placement of the convertible preferred shares is consistent with the requirements of Securities Act Release No. 8288:

(A)           At the time that negotiations with International Assets Advisory, LLC began, the offering efforts in connection with the public offering pursuant to the Registration Statement had not commenced. In addition, the Company has a substantive pre-existing relationship with International Assets Advisory, LLC. At the time that the letter agreement between the Company and International Assets Advisory, LLC was executed, neither the Company, nor, to the Company’s knowledge, the underwriters had distributed the Registration Statement or the preliminary prospectus to prospective investors.

(B)           International Assets Advisory, LLC was not selected by means of the Registration Statement.

We believe that these procedures establish that the filing of the Registration Statement did not serve as a general solicitation or general advertising for the transaction with International Assets Advisory, LLC.

Even if the factors set forth under Rule 502(a) under the Securities Act applied, we do not believe that the warrant to be issued by the Company to International Assets Advisory, LLC to purchase shares of the Company’s common stock would be integrated with the Company’s public offering. In accordance with Rule 502(a) of Regulation D, the factors to be applied in determining whether an issuance of shares will be integrated include:  (a) whether the sales are part of a single plan of financing; (b) whether the sales involve issuance of the same class of securities; (c) whether the sales have been made at or about the same time; (d) whether the same type of consideration is being received; and (e) whether the sales are made for the same general purpose.

December 14, 2010

(1)           The shares in the public offering will be issued to investors as part of a plan of financing to raise funds to invest in two or more properties.  The warrant was issued by the Company in connection with services provided by International Assets Advisory to the Company, including:  (a) calling and interviewing firms to serve as lead managing underwriter, (b) participating in deal structuring, (c) conducting compensation analysis and financial analysis, and (d) conducting onsite meetings with potential leading managing underwriter firms, as well as meetings at the Company’s offices and the offices of International Assets Advisory, LLC.  The warrant may not be exercise until 180 days after the date of the closing of the public offering and may be exercised at any time thereafter until the fourth anniversary of the public offering.  Therefore, we do not believe that the warrant and the shares issued pursuant to the warrant would be considered to be part of the same plan of financing as the shares issued to the investors in the public offering.

(2)           The securities that will be issued in the public offering will be shares of common stock, whereas the securities issued to International Assets Advisory, LLC will be in the form of a warrant.  In addition, the warrant cannot be exercised until 180 days after the date of the closing of the public offering and may be exercised at any time thereafter until the fourth anniversary of the public offering.  Therefore, we do not believe that the warrant and the shares issuable pursuant to the warrant would be considered to be the same class of securities as the shares issued to the investors in the public offering.

(3)           The shares in the public offering will be issued to investors in the public offering promptly after the Registration Statement is declared effective.  In contrast, the warrant cannot be exercised until 180 days after the date of the closing of the public offering and may be exercised at any time thereafter until the fourth anniversary of the public offering.  Therefore, we do not believe that the shares issued pursuant to the warrant would be considered to be issued at or about the same time as the shares issued to the investors in the public offering.

(4)           The shares in the public offering will be issued to investors for cash, whereas the common stock issuable upon exercise of the warrant will be issued for cash or on a cashless basis and the warrant itself will be issued in connection with the provision of services. Therefore, we do not believe that the warrant and the shares issued pursuant to the warrant would be considered to be issued for the same type of consideration as the shares issued to the investors in the public offering.

(5)           The shares in the public offering will be issued to investors for the purpose of raising funds to invest in two or more properties.  On the other hand, the warrant and the shares issuable pursuant to the warrant were issued by the Company as compensation for conducting a search for a lead managing underwriter for the public offering for the Company, including:  (a) calling and interviewing firms to serve as lead managing underwriter, (b) participating in deal structuring, (c) conducting compensation analysis and financial analysis, and (d) conducting onsite meetings with potential leading managing underwriter firms, as well as meetings at the Company’s offices and the offices of International Assets Advisory, LLC.  Therefore, we do not believe that the warrant and the shares issued pursuant to the warrant would be considered to be issued for the same general purpose as the shares issued to the investors in the public offering.

December 14, 2010

Table of Contents

3.
Refer to the next-to-last paragraph on page v and the statement that you cannot assure investors of the accuracy or completeness of the market and industry data used in the prospectus.  It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus.  Please revise to remove this disclaimer.

We advise the Staff that this disclaimer has been removed from page v of the prospectus.

Our Financing Strategy, page 3

4.
We note your response to comments 3 and 11 in our letter dated November 1, 2010.  Please revise to clearly state that neither your charter nor your bylaws imposes a restriction on the maximum amount of leverage you are permitted to use.  Provide similar disclosure under the heading “Our Financing Strategy” on page 81.

We advise the Staff that the prospectus has been revised on approximately pages 3, 5, 17, 57, 66 and 86 to include a statement clarifying that neither the Company’s charter nor its by-laws contain any limitation on the amount of leverage the Company may use.

Risks Associated with Debt Financing
There is no limitation on the amount we may invest in any single property or other asset, page 41

5.
Please expand this risk factor to discuss the lack of any limits on your overall indebtedness.  In order to place the risk in context, also disclose the debt limit imposed by your investment guidelines.

We advise the Staff that the risk factor “There is no limitation on the amount we may invest in any single property or other asset” found on approximately page 42 has been expanded to discuss the lack of any limits on the Company’s overall indebtedness, including the debt limit imposed by the Company’s investment guidelines.

December 14, 2010

Use of Proceeds, page 55

6.
Please revise to include a tabular summary of your use of proceeds, including estimates of the public offering expenses, amount available for investment, asset acquisition fees, and expenses and estimated amounts to be paid to the manager and its affiliates.  Refer to Item 3 of Industry Guide 5.

We advise the Staff that the “Use of Proceeds” section has been revised on approximately page 56 to include a tabular summary of the Company’s use of proceeds, including estimates of the public offering expenses, the amount available for investment, asset acquisition fees, and expenses and estimated amounts to be paid to the manager and its affiliates.

7.
Please revise to clarify that you may fund the property acquisitions entirely from offering proceeds in the event that you are unable to secure financing through either Fannie Mae or Freddie Mac, which you discuss on page 89.

We advise the Staff that the prospectus has been revised on approximately pages 16, 57, 66, 92 and 93 to clarify that upon completion of the offerings the Company expects to execute commitment letters with either Fannie Mae or Freddie Mac and pay a fee equal to 2% of each loan proceeds to be reimbursed to the Company at the closing of each loan.  If first mortgage financing is unavailable to the Company from Fannie Mae or Freddie Mac, the Company plans to prioritize the acquisition of the two properties and use the proceeds from the offering to acquire the Oxford Rise property.

8.
We note the discussion in the Underwriting section of your prospectus regarding the fees advisory fee, expense reimbursement, and transaction fee payable to International Assets Advisory, LLC.  Please tell us whether you plan to use offering proceeds to pay these amounts.  If so, please revise the Use of Proceeds disclosure to separately discuss the fees payable to your financial advisor.

We advise the Staff that the Company intends to use offering proceeds to pay the advisory fee, expense reimbursement and transaction fee payable to International Assets Advisory, LLC.  We advise the Staff that the Use of Proceeds section has been revised on approximately page 56 of the prospectus.

December 14, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

9.
We note your response to comment 5 in our letter dated November 1, 2010.  Please revise to clarify that you do not currently have any financing commitments for the acquisitions.  Disclose that if you are unable to obtain loans from Fannie Mae or Freddie Mac, you intend to use offering proceeds to finance acquisition of the Oxford Rise and Oxford Summit properties, consistent with your disclosure on page 89.  In addition, please discuss the expected source of cash needed to fund any earn-out payments on the Oxford Rise property.

We advise the Staff that the prospectus has been revised on approximately pages 16, 57, 66, 92 and 93 to disclose that the Company currently does not have any financing commitments for the acquisitions of Oxford Rise and Oxford Summit.  The prospectus has also been revised to disclose that the Company intends to (a) prioritize the acquisition of the two properties and use the proceeds from the offering to acquire the Oxford Rise property and (b) fund any earn-out payments on the Oxford Rise property if it becomes obligated to fund any such payments.

Prior Performance Summary
Post Properties, page 67

10.
We note that you have added disclosure regarding dividends paid and growth in asset values for Post Properties.  This disclosure is not appropriate because you have not included any detailed information about Post Properties, such as the information called for in the prior performance tables.  If you choose to retain this disclosure, please provide additional data that will balance the presentation and place the performance information in context.  In addition, please refrain from disclosing performance information for periods after Mr. Williams was no longer the CEO.

We advise the Staff that we have deleted the disclosure on page 70 relating to dividends paid and growth in asset values for Post Properties.

Development Funds, page 67

11.
We note your response to comment 7 in our letter dated November 1, 2010, which indicates that there are no negotiations for loan extensions or work outs in process at this time.  Please reconcile this statement with disclosure in this section stating that the strategy of both Fund I and WOF is to attempt to work out acceptable loan extensions or reasonable solutions with the lenders on properties currently in default.

We advise the Staff that the prospectus has been revised on approximately pages 72 and 73 to include a description of the status of each loan in default.

Business
Our Investment Strategy, page 77

12.
We note that you have provided materials compiled from various sources in response to comment 32 in our letter dated July 30, 2010 and comment 9 in our letter dated November 1, 2010.  Please tell us whether the information was prepared specifically for you and why you have not filed the consent of Witten Advisors in accordance with Rule 436 of Regulation C.

We advise the Staff that the materials compiled from various sources in response to comment 32 in the Commission’s letter dated August 30, 2010 and comment 9 in the Commission’s letter dated November 1, 2010 were not prepared specifically for the Company.  The Company received a copy of the materials prepared by Witten Advisors through its subscription service with Witten Advisors.  Therefore, we do not consider Witten Advisors to be acting as an expert to the Company within Rule 436 of Regulation C.  On October 8, 2010 and November 17, 2010, we provided supplementally letters containing the consents of Witten Advisors and other third parties to the use of and quotation of their respective reports and information referenced or quoted in the Company’s prospectus.  We will submit copies of the Witten Advisors consent supplementally in connection with the filing of Amendment No. 3.

December 14, 2010

Certain Relationships and Related Transactions, page 116

13.
We note your response to comment 13 in our letter dated November 1, 2010.  Please revise your description of the related party property acquisitions to clarify Mr. Williams’ interest in these transactions.  Also, please quantify the amount that Williams Opportunity Fund, LLC will receive in connection with your purchase of the Oxford Rise property and the amount that Williams Realty Fund I, LLC will receive in connection with your purchase of the Oxford Summit property.  Refer to Item 404(a) of Regulation S-K.  Provide a cross-reference to this disclosure in your description of the property acquisitions beginning on page 87.

We advise the Staff that we have revised the description on approximately page 121 of the prospectus to clarify Mr. Williams’ interest in these transactions.  In addition, we have revised the prospectus on approximately pages 121 and 122 to quantify the amount that Williams Opportunity Fund, LLC will receive in connection with the Company’s purchase of the Oxford Rise property and the amount that Williams Realty Fund I, LLC will receive in connection with the Company’s purchase of the Oxford Summit property.  Finally, the prospectus has been revised on approximately page 92 to include a cross-reference to the revised disclosure under the section entitled “Certain Relationships and Related Transactions”.

Underwriting, page 171

14.
Please revise to describe in more detail the specific financial advisory services that International Assets Advisory, LLC provided in exchange for the consideration described in the first paragraph on page 172.

We advise the Staff that the prospectus has been revised on approximately page 177 to detail the specific financial advisory services that International Assets Advisory, LLC provided in exchange for the consideration described on approximately page 177 of the prospectus, including conducting a search for a lead managing underwriter for the public offering for the Company by:  (a) calling and interviewing firms to serve as lead managing underwriter, (b) participating in deal structuring, (c) conducting compensation analysis and financial analysis, and (d) conducting onsite meetings with potential leading managing underwriter firms, as well as meetings at the Company’s offices and the offices of International Assets Advisory, LLC.

December 14, 2010

Part II - Information Not Required in Prospectus
Item 36.  Financial Statements and Exhibits, page II-3

15.	We note that you have provided supplementally copies of the schedules and exhibits for exhibits 10.4 and 10.5. Please confirm that you will file the exhibits and schedules with your next amendment.

We advise the Staff that copies of the schedules and exhibits to exhibits 10.4 and 10.5 have been filed in connection with the filing of Amendment No. 3.

Exhibit 5.1 Opinion of Venable LLP

16.	Refer to assumption 4 in your opinion. Please revise to clarify that you are relying only upon factual representations, warranties, statements and information in the reviewed documents.

We advise the Staff that Exhibit 5.1 – Opinion of Venable LLP has been revised to clarify that Venable LLP is relying only upon factual representations, warranties, statements and information in the reviewed documents.

17.
We note that counsel has assumed the issuance of shares in compliance with Section 4.06 of the charter.  Considering the firm commitment nature of your offering, please tell us why counsel believes this assumption is appropriate.  Alternatively, provide a revised opinion that omits this assumption.

We advise the Staff that the Company has been advised by counsel that it is not able to omit the assumption regarding compliance with Section 4.06 of the charter from its opinion.  Section 4.06 of the charter sets forth the restrictions that must be satisfied in order for the Company to qualify as a REIT under the Internal Revenue Code (the “Code”).  Compliance with certain of the restrictions (e.g., the restriction on ownership of shares that would cause the Company to be “closely held” within the meaning of Section 856(h) of the Code or the restriction on ownership of shares that would result in the Company owning an interest in a tenant described in Section 856(d)(2)(B) of the Code if the income derived from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code) are evaluated on a look-through basis.  Regardless of the firm commitment nature of the offering, the Company will not be receiving from investors the detailed representations regarding their beneficial owners and their ownership of interests in any of the Company’s tenants that would be necessary in order for the Company to determine, and to certify to counsel, that none of the restrictions will be violated.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.